July 15, 2005



Mr. James A. Seurer
Chief Financial Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue, P.O. Box 500
Volga, South Dakota 57071


	Re:	South Dakota Soybean Processor, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 15, 2005
      Response Letter Dated June 21, 2005
      File No. 0-50253
      Post Effective Amendment to Registration Statement on Form
S-1
      Filed June 9, 2005
      File No.  333-114508

Dear Mr. James Seurer:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis

Results of Operations, page 12

1. We note your response to our prior comment three conveying your belief that your soybean meal and soybean oil refining do not constitute reportable segments. However we were unable to locate the balance of your response in which we had requested you to provide us with the financial reports your CODM reviews. Please provide us with the balance of your response.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your response to our prior comment two indicating that Eide Bailly had provided services relating to the preparation of your
2003 consolidated financial statements. We note that you believe an exemption applied under Section 602.02.c, however, that section was revised early in 2003 and the timing of your fact pattern appears to be outside the transition period provided in the rule. Accordingly, it appears that your auditor, Eide Bailly, was not independent and their audit report issued on your financial statements for the year ended December 31, 2003 does not comply with the requirements of
Article 2 of Regulation S-X. Please amend your filing to provide audited financial statements for the year ended December 31, 2003 that are audited by an independent accountant as required by Article
2 of Regulation S-X. Please contact us to further discuss the audit of the financial statements for the period ended December 31, 2002 included in this filing. Please refer to Final Rule 33-8183 Strengthening the Commission`s Requirements Regarding Auditor Independence at http://www.sec.gov/rules/final/33-8183.htm.


Registration Statement on Form S-1

3. Given the above information in comment 2, we call your attention to your S-1 registration statement that went effective February 14,
2005 containing an audit report that did not meet the requirements of
Article 2 of Regulation S-X. Please advise us of any sales that have taken place since the effective date of the S-1 and what steps you intend to take in this regard.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Jon Duersch at (202) 551-3719, if you have questions regarding comments on the financial statements and related matters.
Please contact Jill Davis, Branch Chief, at (202) 551-3683, in his absence. Direct questions on other disclosure issues to Carrie Darling at (202) 551-3724 or, in her absence, to the undersigned, at
(202) 551-3740.  Direct any correspondence to us at the following
ZIP
Code:  20549.


								Sincerely,



								H.  Roger Schwall
								Assistant Director


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Mr. James Seurer
South Dakota Processors LLP
July 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010